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                                                                       EXHIBIT 6


B    BIRCH MOUNTAIN RESOURCES LTD.
M    3100, 205 FIFTH AVENUE S.W.
D    CALGARY ALBERTA CANADA T2P 2V7  Tel 403 262 1838  Fax 403 263 9888


                                                NEWS RELEASE: SEPTEMBER 27, 2000

CALGARY, Alberta:BIRCH MOUNTAIN RESOURCES LTD. (BMD:CDNX) regrets that certain statements made in its news release of June 15, 2000 and earlier disclosures may have created an impression that Birch Mountain has established that the value of its mineral properties is beyond that which can be ascribed to any preliminary stage mineral exploration prospect. Birch Mountain wishes to address this impression by stating that work on the Company's properties is still at the exploration stage and no precious or non-precious metal resources or reserves have been defined. Therefore, the economic significance of its properties has not been determined.

Based on current standards of mineral disclosure, there is no conclusive evidence supportive of the occurrence of precious metals in potentially economic concentrations or quantities on Birch Mountain's exploration properties in the Athabasca region of northeastern Alberta and the Dawson Bay region of west-central Manitoba. However, Birch Mountain believes that in consideration of the body of relevant scientific information, the identification of unusual microparticulate precious and non-precious metals, and the identification of a previously unreported form of naturally occurring, non-precious metal, there are sufficient grounds to justify further investigation.

In a news release dated July 19, 2000, Birch Mountain explained to shareholders the evolution that has taken place in its business. Research and technology development have, by necessity, gradually become the focus of Birch Mountain's current activities. Therefore, previous disclosure of results may have been more appropriately attributed to advances in research and technology development than to mineral exploration.

Birch Mountain will continue to explore its Athabasca and Dawson Bay properties, but currently Birch Mountain may best be characterized as a minerals technology and exploration company that holds the mineral rights to a large land position. To effectively explore its properties, Birch Mountain will continue to develop its technology. There is no assurance that Birch Mountain will be successful in fully developing its technology and the technology may or may not contribute to the asset base of the Company. There is no assurance that Birch Mountain will be able to apply its technology commercially to its Athabasca property or that its technology will be applicable to properties other than Athabasca, where all the samples used to develop Birch Mountain's technology were collected.

To ensure that shareholders understand that there are risks and uncertainties associated with its business, Birch Mountain's news releases frequently contain a warning regarding "forward-looking statements". Birch Mountain wishes to reinforce the fact that technology development and mineral exploration are high risk. Speculative investment in companies engaged in these businesses should only be undertaken by

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individuals who have assessed the risk and have made an independent decision to make such speculative investments.

Birch Mountain faces certain risks over and above those of conventional mineral exploration companies. Conventional fire assays have not, in general, produced repeatable precious metals concentrations above trace levels for rocks from Athabasca and Dawson Bay. There is a risk that an effective fire assay method may not be developed. The failure to obtain repeatable precious metal concentrations by standard methods may mean that there are no significant concentrations of precious metals. If Birch Mountain is not successful in identifying a method to quantitatively determine precious metal concentrations, it may or may not be possible to define a precious metal resource, if such a resource exists. If a precious metal resource can be defined, a method for commercial production of precious metals may or may not be available.

At the request of the Canadian Venture Exchange Inc. ("CDNX"), Birch Mountain provides the following review and clarification of the Company's development and progress since inception.

Birch Mountain believes that its exploration information documents an unusual form of microparticulate precious metals on its Prairie Gold exploration properties in Athabasca and Dawson Bay. Considering the results of previous exploration, Birch Mountain also believes that it has information to support the conclusion that conventional fire assay, defined as routine lead collector fire assay by a recognized Canadian fire assay laboratory, may not necessarily accurately determine the precious metal content of rocks from Athabasca; however, this has not been conclusively demonstrated or independently verified. Birch Mountain has continued its mineral exploration by focusing its efforts on research and technology development directed towards completing development of an alternative fire assay method, developing its extraction and recovery processes, and defining material properties.

In 1994, the Geological Survey of Canada ("GSC") and Lac Minerals Ltd. identified microparticulate precious metals in a number of samples from Athabasca, but they were unable to conclusively demonstrate, using standard methods, that these occurred in potentially economic concentrations. Birch Mountain has used GSC and Lac Minerals' data, and the results of subsequent electron imaging studies, to qualitatively document the presence of unusual microparticulate precious metals in rocks from its Athabasca property.

In previous communications Birch Mountain has used the term "anomalous" to characterize the population of microparticulate precious and non-precious metals qualitatively determined to be present in rocks from Athabasca. The CDNX has raised the concern that because the term "anomalous" is often used as a quantitative term, its use may have been confusing to shareholders. In the interest of clarity in this and all other disclosure by Birch Mountain, the term "unusual" will be used instead of "anomalous". Birch Mountain defines "unusual" as the detection of one or more precious metal particles greater than 0.5 micrometres in one dimension, in a search comprising electron microscope examination, at 200 times magnification, of a minimum of one hundred 400 x 500 micrometre search areas on a broken rock surface.

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Despite the documentation of numerous samples containing these unusual microparticulate precious metals, for virtually all of the many thousands of samples analyzed, the concentrations of gold, platinum and palladium, as determined by fire assay, are at, near or below its lower limit of detection of 1-5 ppb. This value is approximately equal to or less than the measured global average for gold concentrations in sedimentary rocks. Therefore, on the basis of conventional fire assay, the concentration of gold in these rocks is not anomalous.

From 1995 to 1997, Birch Mountain undertook field studies and analyses of surface samples and drill core from the Athabasca property. This work included logging cores drilled by Birch Mountain and Lac Minerals, geochemical sampling and analysis, and electron imaging analyses of numerous rock and core samples. In 1997, Syncrude Canada Ltd. ("Syncrude") provided Birch Mountain with the fire assay results, pulps, and remaining core from their drill hole located at 11-7-AE-96-10W4 within the area to be developed as their Aurora Oil Sands Mine. Syncrude's data provided independent evidence that a 1.6 metre interval of Devonian limestone located immediately below the McMurray Formation oil sands returned fire assay values of 4.94 g/t platinum and 0.20 g/t gold.

After Birch Mountain received repeat and confirmatory assays from two laboratories, with the two platinum values in agreement at 2.21 g/t and gold values of 0.19 and 0.21 g/t, it reported all results in a news release dated April 3, 1997. When additional holes were drilled at the same location in winter 1998/99, including a twin of the original drill hole, fire assays of the corresponding interval in the twinned hole detected no anomalous concentrations of precious metals. No other samples from Athabasca have yielded reproducible gold or platinum group metal concentrations exceeding 0.5 g/t by conventional fire assay. Based on the foregoing, Birch Mountain can not define the extent and continuity of precious metal mineralization in rocks from Athabasca. The Company has, therefore, not yet established within a reasonable probability that there are potentially economic concentrations of precious metals on its exploration properties.

From its work, Birch Mountain concluded that conventional fire assays and recovery methods may produce unreliable results when used on rocks from Athabasca, but this has not yet been established conclusively. In news releases dated June 24 and July 16, 1999, Birch Mountain provided comprehensive reviews of previous analytical results that it believes support this conclusion. Although an alternative fire assay method may eventually be identified, Birch Mountain believes that for rocks from Athabasca a nil fire assay value does not necessarily accurately reflect the precious metal content of the sample; however, this has not been conclusively demonstrated or independently verified.

Faced with these difficult analytical problems, in 1999 Birch Mountain initiated a concerted effort to advance its understanding of the nature of the microparticulate mineralization and to develop alternative methods to measure the concentration of precious metals in sedimentary rocks from its Athabasca property. Birch Mountain established a laboratory equipped to address its specific requirements.

Work in the Company's laboratory and work by Birch Mountain personnel at analytical facilities of the University of Calgary, led to the identification of what Birch Mountain believes to be the first documented occurrence of natural nanoparticulate metal in two

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rock samples from Athabasca. "Nanoparticulate" refers to particles ranging from about 0.1 to 100 nanometres in size. This form of metal was also observed in a solution extract in tests at the University of Calgary and at a Canadian government laboratory. Precious metals have not been identified in this form nor were precious metals in any form observed in the specific analyses carried out at the University of Calgary and the Canadian government laboratory. Birch Mountain believes that confirmation of the presence of nanoparticulate metal in rocks from Athabasca is an important scientific milestone and that detection of metal of this form in solution extracts is an advancement of Birch Mountain's understanding of the chemical factors that may be important in developing the Company's technology. The concentration of this nanoparticulate metal has not yet been determined conclusively, and there is not yet any conclusive evidence of the economic significance of these results.

Birch Mountain regrets that some may have inferred from the information presented in the news release of June 15, 2000, that all the analytical and assay problems had been solved, and thus may have drawn erroneous conclusions with respect to the value of the Company. The intent of the release was to update shareholders on the progress of Birch Mountain's research and technology development, and to advise them that a U.S. patent application had been filed to protect intellectual property related to the recovery of nanoparticulate metal from its Athabasca property. Birch Mountain retracts statements confirming the identification of a new form of precious metals and statements relating to the ability to estimate levels of and extract precious metals into solution Although in-house tests have detected precious metals in extract solutions, Birch Mountain is not yet able to consistently reproduce these results despite careful attention to replicating conditions and procedures of tests yielding positive results. This technology is still under development, it has not been independently verified, and its commercial significance has not been determined. Independent verification of Birch Mountain's extraction technology is required prior to public disclosure of advances in the Company's technology development.

Assay Verification: In 1999, Birch Mountain engaged Strathcona Mineral Services Limited ("Strathcona") to conduct independent sampling and provide an assessment of precious metal assay methods under investigation by Birch Mountain. Strathcona has collected trench and drill core samples. Birch Mountain has not advanced an assay method to Strathcona for testing.

Independent Validation Test: On June 15, 2000, Birch Mountain stated that it had initiated independent verification tests of its extraction technology. This verification is a program to test, for internal purposes only, certain results obtained in Birch Mountain's laboratory, and is better described as an independent validation test. This work is ongoing. Independent verification of the extraction technology is required prior to public disclosure of test results and other significant successes or advances in technology development.

Independent Audit: Birch Mountain Resources has agreed to the appointment by the CDNX of an independent auditor. The independent auditor will determine whether or not there is reasonable evidence of potential economic concentrations of minerals and reasonable evidence of potential commercial applications for the technology under development. The scope of work proposed is as follows:

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     -   "Summary review of past work on the Athabasca and other mineral leases held by the Company and how such work has been disclosed to the public in press-releases;

     - Review work relative to the identification of a "new form of precious metal" within the context of a new ore deposit model and how such work was disseminated to the public;

     - Review the Company's approach to reviewing various assay methodologies and the basis of the determination that they were unsatisfactory for this "new form of precious metals" and new ore deposit model;

     - Review the dissemination of the various assay results in press-releases in terms of timing and complete disclosure;

     - Review the sample preparation methodology and process development in respect of the reported extraction methodology. This will require a reasonable level of disclosure by Company and the auditor would reserve the right to have the process reviewed by individuals with the appropriate academic qualifications if deemed necessary;

     - Supervise test work at an independent laboratory, along the lines of the proposal aired by the Company at the meeting of July 25, 2000, along with such other tests including conventional assay techniques as may be deemed appropriate by the independent auditor. The location and protocol for the test would be decided by the independent auditor after discussions with the Company, and;

     - Produce a draft report to the CDNX outlining the results of the audit and making recommendations for adequate disclosure to the public. The report would be submitted in draft to permit the Exchange and the Company to correct any possible errors of fact."

To protect Birch Mountain's intellectual property and proprietary information, the auditor and third party consultants that may be engaged will each sign Birch Mountain's confidentiality agreement. The work of the auditor will commence immediately and they will have full access to any information necessary to complete the terms of the audit. Birch Mountain will cooperate fully to ensure the timely completion of the audit.

With agreement on the terms of reference and scope of work of the independent technical audit, and with the dissemination of this News Release, CDNX has agreed to lift the suspension on the trading of Birch Mountain shares at the market opening on September 29, 2000.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President and CEO or
Don Dabbs, Vice President
Birch Mountain Resources Ltd.


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Tel  403.262-1838  Fax  403.262.9888
Internet Home Page www.birchmountain.com

FORWARD-LOOKING STATEMENTS: This news release contains certain forward-looking statements. All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Birch Mountain Resources Ltd. ("Birch Mountain") are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed herein and elsewhere in Birch Mountain's documents filed from time to time with the Canadian Venture Exchange Inc. and other regulatory authorities. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Birch Mountain does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

THE CANADIAN VENTURE EXCHANGE INC. DOES NOT TAKE RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.



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